

December 4, 2007

By U.S. mail and facsimile to (281) 821-2995

Mr. James H. Allen, Jr.
Chief Financial Officer
Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, TX 77073

> **RE:** **Sterling Construction Company, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the quarter ended September 30, 2007**
> **File No. 1-31993**
> **Form S-3 filed November 21, 2007**
> **File No. 333-147593**

Dear Mr. Allen:

We have reviewed your response letter dated November 28, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form S-3 filed November 21, 2007

1. We have read your response to comment 4 in our letter dated November 21, 2007, and have read the disclosure on pages 6-7 and 24-25 herein. Please amend your document to address the following:

   - You state on pages 6 and 24 that "Although EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies to assess operating performance for companies in our industry, it is not a substitute for other GAAP financial measures such as net income, operating income or cash flows from operating activities as calculated and presented in accordance with GAAP." Based on your disclosure, it appears you use EBITDA as a performance measure. If so, please delete the phrase "or cash flows from operating activities" in the foregoing sentence, as cash flows from operating activities refers to a liquidity measure. If not, please revise your disclosure to clearly state how you use EBITDA and ensure any comparisons relate to that use.

- We note from pages 7 and 25 your statement that the use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment of which charges should properly be excluded from the non-GAAP financial measure. Please revise to disclose the specific material limitations associated with the use of EBITDA. For example, you may disclose that EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of your costs and ability to generate revenues because you have borrowed money to finance your operations, (2) depreciation, which is a necessary element of your costs and ability to generate revenues because you use capital assets and (3) income taxes, which you are required to pay.

- We note your statement on pages 7 and 25 that management accounts for these limitations by not relying exclusively on non-GAAP financial measures, but only using such information to supplement GAAP financial measures. If true, please replace the word "accounts" with "compensates."

- We note on page 2 and elsewhere that RHB also apparently uses EBITDA. Please revise the disclosure on pages 2 and 47 to present the most directly comparable GAAP disclosure (e.g., net income) with equal or greater prominence. Also, please address each of the bullets in our prior comment 4 in our letter dated November 21, 2007, and considering the above bullets, as it relates to RHB's use and presentation of EBITDA, if different than the Company's.

2. In connection with your purchase of 91.67% of Road and Highway Builders, LLC, the minority interest owner has the right to put his remaining 8.33% interest to you. You have the right to require him to sell his 8.33% interest to you. Both of these options are for 2011, at a purchase price equal to 8.33% of the product of six times the simple average of RHB's income before interest, taxes, depreciation and amortization for the calendar years 2008, 2009 and 2010. This term is disclosed in the subsequent event footnote on page F-45. Please explain how you intend to account for this element of the agreement, and refer to the authoritative accounting literature. If you intend to record an asset or liability for these financial instruments, please revise the pro forma financial statements in the S-3 and Form 8-K accordingly.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief